Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

RESIGNATION OF EXECUTIVE DIRECTOR AND AUTHORISED

REPRESENTATIVE AND CHANGE OF SENIOR MANAGEMENT

The Board hereby announces that, with effect from January 31, 2023:

1.	Mr. Steven Saiyin Zhang has resigned as the chief financial officer, executive vice president and an executive director of the Company, as well as the Authorized Representative of the Company.

2.	Mr. Eason Jingjing Zhang has been appointed as the chief financial officer of the Company.

3.	Mr. Guofu Ye has been appointed as the Authorized Representative of the Company.

The board of directors (the “Board”) of MINISO Group Holding Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the below changes to the Board and the senior management of the Company.

RESIGNATION OF EXECUTIVE DIRECTOR AND AUTHORISED REPRESENTATIVE

The Board announces that Mr. Steven Saiyin Zhang has resigned from his positions as the chief financial officer, executive vice president and an executive director of the Company, as well as the authorized representative (“Authorised Representative”) of the Company under Rule 3.05 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), effective on January 31, 2023, for personal reason and in order to spend more time with his family. Mr. Steven Zhang will continue to serve as a senior consultant to the Company. Following Mr. Steven Zhang’s resignation, the Board of the Company will be comprised of five members, including three independent non-executive directors and two executive directors.

Mr. Guofu Ye, founder, chairman of the Board and chief executive officer of the Company, commented, “On behalf of our Board and the management team, I would like to thank Steven for his exemplary service and significant contributions to the Company’s business, financial management, capital markets transactions and corporate governance during the past 5 years since he joined the Company. His sound judgment and leadership have been instrumental in our company’s growth, earning respect and commendation throughout the Company.”

Mr. Steven Zhang has confirmed that he has no dispute or disagreement with the Board or the Company and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company or the Hong Kong Stock Exchange.

The Board would like to take this opportunity to express its gratitude to Mr. Steven Zhang for his valuable contribution to the Company during his tenure of office.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board is pleased to announce that Mr. Eason Jingjing Zhang, currently the Company’s vice president of capital markets and joint company secretary, has been appointed as the chief financial officer of the Company and a member of the Company’s senior management team effective on January 31, 2023.

Mr. Guofu Ye commented: “Steven has designed a detailed succession plan to transition his responsibilities to Eason, who has played a key role in driving MINISO’s success in various capital market transactions and several internal finance management projects, demonstrating a clear understanding of our business and establishing confidence in MINISO among the investor community. We look forward to working with him in his new capacities and together taking the Company to new heights.”

The biographical details of Mr. Eason Zhang are set out below.

Mr. Eason Zhang has served as the Company’s vice president of capital markets since September 2022, in charge of the Company’s capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Eason Zhang joined the Company in January 2021 as director of capital markets. Since then, he has played a key role in driving the Company’s success in various capital market transactions and several internal finance management projects. Mr. Eason Zhang has 12 years of experience in capital markets. He started his career in auditing at PricewaterhouseCoopers, after which he served in various roles mainly in capital markets in the U.S., Hong Kong and China A share markets. Mr. Eason Zhang, a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants, received his dual bachelor degrees in World History and Business Administration from Nankai University and is currently an FMBA candidate of the executive program at China Europe International Business School.

APPOINTMENT OF AUTHORISED REPRESENTATIVE

The Board further announces that Mr. Guofu Ye, an executive director of the Company, chairman of the Board and the chief executive officer of the Company, will be appointed as an Authorised Representative with effect from January 31, 2023.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, January 29, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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